                                                               Exhibit 12(a)(15)

NEWS RELEASE

For Immediate Release

Contact:          Larry W. Sayre
                  Vice President-Finance & CFO
                  (620) 663-5551
                  larry.sayre@collinsind.com

                       COLLINS ANNOUNCES FINAL RESULTS OF
                       MODIFIED DUTCH AUCTION TENDER OFFER

Hutchinson, Kansas, December 2, 2003 - Collins Industries, Inc. (the "Company")
(NASDAQ: COLL) today announced the final results of its modified Dutch auction tender offer, which expired on November 21, 2003 at 5:00 p.m. Eastern time. The
Company commenced the tender offer on October 10, 2003 to purchase up to
1,100,000 shares of its common stock at a price between $3.60 and $4.50 per share, net to the seller in cash, without interest. Mellon Investor Services LLC
("Mellon") acted as information agent and depositary for the offer.

Based on a final count by Mellon, a total of 1,050,876 shares were properly tendered and not withdrawn. The Company purchased all of the tendered shares at
$4.50 per share, or a total of $4,728,942. Payment for shares validly tendered and accepted for purchase and the return of all other shares tendered, but not accepted for payment, will be made promptly by Mellon. Following the purchase of shares tendered in the tender offer, the Company will have 6,196,989 common shares outstanding.

Collins Industries, Inc. is North America's largest manufacturer of ambulances
(including medical attack vehicles, rescue vehicles and fire emergency vehicles), North America's largest producer of Type "A" small school buses, the nation's second largest manufacturer of terminal trucks and a leader in the road construction and industrial sweeper markets. Since 1971, the Company has grown to approximately 900 employees in six plants comprising over one million combined square feet of manufacturing space. The Company sells its products throughout the United States and abroad.

For more information on Collins Industries, Inc., visit Collins Industries,
Inc.'s web site at http://www.collinsind.com